UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-18562

CANANDAIGUA NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

☒

Rule 12g-4(a)(2)

☐

Rule 12h-3(b)(1)(i)

☐

Rule 12h-3(b)(1)(ii)

☐

Rule 15d-6

☐

Explanatory Note: Canandaigua National Corporation is a bank holding company and is relying on Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601(a)(2) of the Jumpstart Our Business Startups (JOBS) Act, to terminate the registration of its common stock, par value $5.00 per share (the “Common Stock”), and its duty to file reports under the Exchange Act with respect to the Common Stock.

Approximate number of holders of record as of the certification or notice date: 1,182

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Canandaigua National Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:

September 3, 2013

By:

/s/ Frank H. Hamlin, III

Frank H. Hamlin, III

President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.